

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 12, 2010

Karl F. Lopker
Chief Executive Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108

> **Re: QAD Inc.
> Revised Preliminary Proxy Statement on Schedule 14A
> Filed October 12, 2010
> File No. 000-22823**

Dear Mr. Lopker:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel